August 5, 2019

Mark Botsford
Chief Executive Officer
SoCal Harvest, Inc.
6755 Mira Mesa Blvd., Ste. 123 #187
San Diego, CA 92121

       Re: SoCal Harvest, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 25, 2019
           File No. 333-232156

Dear Mr. Botsford:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2019 letter.

Amended Form S-1 filed July 25, 2019

Exhibits

1. Refer to your response to comment 5. We note that exhibit 10.5 indicates a promissory note of $10,000 issued on November 20, 2017. Please reconcile this with disclosures in your prospectus on pages F-10 and F-22 referencing a $5000 promissory note on
       November 20, 2017 and your balance sheet, which indicates $5000 and $15,000 notes payable to related parties at December 31, 2018 and March 31, 2019, respectively.
 Mark Botsford
SoCal Harvest, Inc.
August 5, 2019
Page 2

       You may contact Theresa Brillant at 202-551-3307 or Andrew Mew at 202-551-3377 if
you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                          Sincerely,
FirstName LastNameMark Botsford
                                                          Division of
Corporation Finance
Comapany NameSoCal Harvest, Inc.
                                                          Office of
Transportation and Leisure
August 5, 2019 Page 2
cc:       John Dolkart, Jr
FirstName LastName